Exhibit 99.1

GrandBridge Corporation and PowerBank Corporation Announce

Co-Development Agreement for Solar Energy and

Battery Storage Projects in Ontario

Cambridge and Toronto, ON (March 3, 2026) – GrandBridge Corporation (“GrandBridge”) and PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”) are pleased to announce an agreement to jointly develop and invest in solar energy and battery storage projects in Ontario (the “Agreement”).

Highlights of the Co-Development Agreement:

●	Types of Projects: Development of solar and battery storage projects, located within the service territory of GrandBridge’s electricity distribution company, GrandBridge Energy, for submission under the IESO’s Long-Term Procurement and Local Generation Programs.

●	Commercialization Opportunities: Pursuit of projects through alternative commercialization opportunities, including Virtual Power Purchase Agreements (VPPAs), Net Metering, and other procurement programs and mechanisms.

●	Roles and Investment Structure: PowerBank will lead project development and construction. GrandBridge will provide development and construction capital and co-own the projects with PowerBank.

Quotes

Sarah Hughes, President and CEO, GrandBridge Corporation, commented:

“GrandBridge is committed to developing solutions that enable immediate capacity growth while preserving our ability to connect future customers. We are taking a proactive approach in response to significant growth in energy consumption and peak demand experienced by our electricity distribution company, GrandBridge Energy, driven by electrification and growth in our communities.”

“Solar generation and battery storage solutions can be developed in relatively short timeframes and at competitive costs, alleviating the pressure of securing incremental transmission capacity. Combined with other innovative grid solutions — including GridShare, GrandBridge Energy’s new Local Capacity Auction program, which provides price signals for customers to participate in local grid events — these resources can form part of an affordable toolkit to help limit grid congestion.”

“PowerBank is a like-minded and experienced partner in renewable energy and battery storage, and we are excited to co-invest in energy solutions that support our customers while enhancing the performance, reliability and resiliency of the electricity grid in Southwest Ontario.”

Dr. Richard Lu, President and CEO, PowerBank Corporation, commented:

“We are proud to sign this co-development agreement with GrandBridge Corporation, marking a significant milestone for PowerBank’s presence in the Ontario market. PowerBank has a long history in Ontario, beginning operations here in 2013, and this partnership reflects our commitment to deploying our development and construction expertise to meet the province’s rapidly evolving energy needs. GrandBridge’s deep roots in the communities they serve, combined with PowerBank’s expertise in solar and battery storage development, creates a powerful partnership to deliver clean, reliable energy solutions. PowerBank has developed over 100 megawatts of renewable energy projects across North America, and we look forward to bringing that experience to this partnership. Together, we are well-positioned to respond to the growing demand for local generation capacity and contribute to the long-term resilience of Southwest Ontario’s electricity grid.”

Key Terms of the Co-Development Agreement

The Agreement establishes a collaborative framework for developing electricity storage and generation projects with nameplate capacity of 2 MWac or greater within GrandBridge Energy’s service territory in Ontario, Canada. The projects are intended to be developed for submission under Independent Electricity System Operator (IESO) Request for Proposals (RFPs), Local Generation Programs, and alternative procurement opportunities including Virtual Power Purchase Agreements (VPPAs).

Under the Agreement, PowerBank and GrandBridge will collaborate exclusively during a three-year development period on qualifying projects within the defined territory, which encompasses the City of Brantford, the City of Cambridge, the Township of North Dumfries and the County of Brant.

The partnership features an 80/20 ownership structure, with GrandBridge Corporation holding an 80% ownership interest and PowerBank Corporation holding a 20% ownership interest in projects upon Financial Close. This structure may be adjusted if First Nation partners participate, in which case the 80/20 split would apply to the remaining ownership after First Nation participation.

About GrandBridge Corporation

GrandBridge Corporation is a municipally owned investment holding company. GrandBridge Corporation has a 100% ownership in GrandBridge Energy Inc., GrandBridge Group Inc. and GrandBridge Solutions Inc.

GrandBridge Energy is a regulated utility company that delivers safe and reliable electricity to 115,000 customers in the City of Brantford, the City of Cambridge, the Township of North Dumfries and the County of Brant.

GrandBridge Group includes Netoptiks, a tele-communications division, and Enersure, a home comfort rental division.

To learn more about GrandBridge Corporation, visit grandbridgecorporation.com.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA.

The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects.

The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

Media Contacts

GrandBridge Corporation

Sheri Ojero

Director, Corporate Communications & Community Relations

Office: (519) 621-3530 Ext. 5268 Mobile: 226-387-4730

Email: sojero@grandbridgeenergy.com

PowerBank Corporation

Tracy Zheng

Phone: 416.494.9559

Email: tracy.zheng@powerbankcorp.com

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; details of the Agreement, the potential projects that might be developed by the parties, intended economic ownership of projects, involvement of first nations partners and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any  forward-looking statements, whether as a result of new information, future events or  otherwise, except as may be required by law. New factors emerge from time to time, and it  is not possible for the Company to predict all of them, or assess the impact of each such  factor or the extent to which any factor, or combination of factors, may cause results to  differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by  this cautionary statement.